August 10, 2020

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC  20549-3628

Attn:                    Stacie Gorman

Erin E. Martin

Re:                                NETSTREIT Corp.
Registration Statement on Form S-11
Filed August 10, 2020 Registration No. 333- 239911

Dear Ms. Gorman and Ms. Martin:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on August 12, 2020, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as NETSTREIT Corp. (the “Company”) or its counsel may request via telephone call to the staff. Please contact Christina Roupas of Winston & Strawn LLP, counsel to the Company, at (312) 558-3722 or in her absence, Courtney Tygesson at (312) 558-7431, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Sincerely yours,

NETSTREIT Corp.

By:	/s/ Mark Manheimer
Mark Manheimer
President and Chief Executive Officer

cc:        Christina T. Roupas
Courtney M.W. Tygesson
Winston & Strawn LLP